Exhibit 99.1

                   IN THE HIGH COURT OF JUDICATURE AT BOMBAY

                      ORDINARY ORIGINAL CIVIL JURISDICTION

                        COMPANY PETITION NO. 734 OF 2006

                                 CONNECTED WITH

                      COMPANY APPLICATION NO. 1141 OF 2006

                                               IN THE MATTER OF
                                               COMPANIES ACT, 1956
                                                     AND
                                               IN THE MATTER OF
                                               SECTIONS 78, 100 TO 105
                                               OF THE COMPANIES ACT,
                                               1956;
                                                     AND
                                               IN THE MATTER OF
                                               REDUCTION  OF SHARE
                                               CAPITAL OF REDIFF.COM
                                               INDIA LIMITED
         Rediff.com India Limited,             )
         a company incorporated  under         )
         the Companies Act, 1956 and having    )
         its registered office at First Floor, )
         Mahalaxmi Engineering Estate,         )
         L.J. First Cross Road, Mahim (W),     )
         Mumbai 400 016, India                 )     .....    Petitioner


         TAKE NOTICE THAT the captioned Petition dated the 13th day of November, 2006 under Sections 78, 100 to 105 of the Companies Act, 1956 for an order sanctioning the reduction of capital, was presented by the Petitioners abovenamed, on the 13th day of November, 2006 and the same was admitted by this Hon'ble Court on the 1st day of December, 2006 and the said Petition is fixed for final hearing before the Hon'ble Judge, taking Company matters on the 22nd day of December, 2006 at 11- 0'Clock in the forenoon or so soon thereafter.

         Any person desirous of supporting or opposing the said Petition should send to the Petitioner's Advocate, notice of his/her intention, signed by him/her or his/her Advocate, with his/her name and address, so as to reach the Petitioner's Advocate not later than two days before the date fixed for hearing of the Petition. Where he/she seeks to oppose the Petition, the grounds of opposition supported by an affidavit shall be furnished with such notice.

         Copy of the Petition will be furnished by the undersigned to any person requiring the same on payment of the prescribed charges for the same.

                                            S.R. Buch
                                            Partner
                                            Crawford Bayley & Co.
                                            Advocates for the Petitioners
                                            State Bank India Building
                                            NGN Vaidya Marg
                                            Mumbai-400 023

         Dated this 5th day of December, 2006